September 24, 2018

Sean Edgett
General Counsel
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

       Re: Twitter, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed July 30, 2018
           File No. 001-36164

Dear Mr. Edgett:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page 12

1. Please provide us the following information with regards to your data licensing arrangements:

          Describe further those arrangements that contain multiple performance obligations and tell us what additional services are provided that are not included in arrangements with a single performance obligation.
 Sean Edgett
Twitter, Inc.
September 24, 2018
Page 2

          Tell us if you have concluded that these arrangements contain a license of intellectual property or if they represent a service transferred to customers. Refer to ASC 606-10-
          55-54 through 63.

          For arrangements that contain royalty based fees, tell us if you have applied the royalty guidance for licenses in ASC 606-10-55-65 or if you have applied guidance on variable consideration in ASC 606-10-32-40. Please specifically address how you considered your escalating fee structure.

Note 12. Income Taxes, page 27

2. We note based on information available at December 31, 2017, management believed it was more-likely-than-not that the net Brazil deferred tax assets were not fully realizable.
      Please provide us with a detailed analysis to support your subsequent conclusion at June
      30, 2018 that realization of the net deferred tax assets related to your Brazilian operations were more likely than not such that you released a $41.7 million tax valuation allowance.
      Also, specifically address the facts and circumstances that led to recording the valuation allowance initially and how they changed since year-end. Refer to ASC 740-10-30-5(e)
      and ASC 740-10-30-16 through 30-25.
3. Please include a discussion of the realizability estimates for deferred tax assets. Refer to
      ASC 740-10-50-21. Also, revise to disclose the specific circumstances that led to such release and the circumstances that could reasonably cause you to adjust your valuation in the future. Refer to Section III.B.3 of SEC Release 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 with any questions.



                                                             Sincerely,

FirstName LastNameSean Edgett                                Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameTwitter, Inc.
                                                             and Services
September 24, 2018 Page 2
cc:       Lisa Stimmell
FirstName LastName